UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on April 20, 2026, entitled “Equinor ASA: Notice of annual general meeting 12 May 2026”.

Equinor ASA: Notice of annual general meeting 12 May 2026

The annual general meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) will be held Tuesday 12 May 2026 at 15:00 CEST.

The annual general meeting will be held in Equinor Business Center, Forusbeen 50, 4035 Stavanger for those attending in person and via Lumi AGM for those attending digitally. Voting will be carried out electronically via Lumi AGM for all shareholders. It is also possible to vote in advance or give proxy.

Please see detailed information in the attached notice of the annual general meeting. Further information is also to be found on www.equinor.com/agm

Investor contact: Erik Gonder, +47 995 62 611, ergon@equinor.com

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: April 20, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer